Suite 2200
1201 Third Avenue
Seattle, WA 98101-3045

Marcus J. Williams
206.757.8170 tel
206.757.7170 fax

marcwilliams@dwt.com

September 29, 2014

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-4561
Attention:    Mr. Gus Rodriguez

Re:	HomeStreet, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013 (the “Report”)
File No. 001-35424

On behalf of our client, HomeStreet, Inc. (the “Company”), and pursuant to the applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) that were set forth in the Staff’s letter dated September 16, 2014, regarding the Report. We have carefully reviewed and considered each comment contained in that letter, and would respectfully submit the proposed responses and actions as indicated below. For ease of reference, the text of each of the Staff’s comments is set forth below followed in each case by our response.
General
Staff Comment No. 1: Please provide us and revise future filings to include a complete description of your loan underwriting policies and procedures for each loan category and for each major loan type within each category, as appropriate. Also, please expand the footnotes to the financial statements to discuss the risks characteristics surrounding your receivables. Refer to ASC 310-10-50-11B (a) 2.

Attached as Annex A is a more complete description of the Registrant’s loan underwriting policies and procedures for each loan category and for each major loan type within each category. The Registrant also includes herewith a discussion of the material risk characteristics pertaining to its receivables. In future quarterly reports on Form 10-Q and annual reports on Form 10-K, and subject to further review and input

Securities and Exchange Commission

from the Staff, the Registrant will include a more complete discussion of loan underwriting policies and procedures in the Credit Risk Management section of the Company’s Management’s Discussion and Analysis and an expanded discussion of the risk characteristics of our receivables in the footnotes to its financial statements similar to the attached.

Staff Comment No. 2: You classify dividends received from your banking subsidiary of $19,600 in 2013 as cash flows from financing activities. Please tell us why you classified these cash inflows to the parent company as financing cash flows as opposed to operating cash flows. Please refer to ASC 230-10-45-16(b) for specific guidance on how to classify dividends received on a statement of cash flows.
Upon further review the Registrant acknowledges that the parent company condensed cash flows disclosure included in Note 21 to the financial statements of the Annual Report on Form 10-K for the year ended December 31, 2013 did not accurately classify the dividends received from our banking subsidiary within the Parent Company Condensed Statement of Cash Flows for the subject periods. While the nature of this parent company condensed cash flows was transparently disclosed in a separate condensed cash flows line item as Dividend from banking subsidiary, such was inaccurately classified within cash flows from financing activities instead of within the net cash used in operating activities. However, with the separate condensed cash flows line item, we believe the information disclosed provided the users with sufficient information to evaluate the nature of the parent company’s cash flows and meets the standards’ objectives of providing relevant information about the cash receipts and cash payments of an entity during the period. This information appears only in the notes to the Registrant’s financial statements filed with the Report, and is not addressed in the Liquidity and Capital Management section of Management’s Discussion and Analysis. The Registrant has concluded that this error is not material, and because the parent company condensed statement of cash flows is an annual disclosure item, the Registrant respectfully submits that corrective disclosure of this immaterial misstatement be made in the Registrant’s notes to the financial statements for the fiscal year ending December 31, 2014. In addition, the Registrant evaluated the related control deficiency and concluded that such did not represent a material weakness in the design and operating effectiveness of its internal controls over financial reporting and disclosure controls and procedures. The Registrant respectfully offers as Annex B disclosure that the Registrant would, subject to the Staff’s review, expect to include with its Annual Report on Form 10-K for the period ended December 31, 2014. The Registrant respectfully submits that the additional information set forth on Annex B transparently discloses the correction of the error, nature of the error and the effect on the related parent company condensed statements of cash flow line items.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to such filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

Thank you for providing the Company with the opportunity to respond to your comments. Please do not hesitate to contact Marcus J. Williams at (206) 757-8170 if you have any questions or concerns, or if you would like to discuss the substance of this letter or the documents referred to herein.

Very truly yours,
Davis Wright Tremaine LLP
/s/ Marcus J. Williams
Marcus J. Williams

Securities and Exchange Commission

ANNEX A

The excerpt below is our current disclosure on loan underwriting policies and procedures, found on page 94 of the Credit Risk Management section of the Company’s Annual Report on Form 10-K for the year ended December 31, 2013:
Our underwriting standards for single family and home equity loans require evaluating and understanding a borrower’s credit, collateral and ability to repay the loan. Credit is determined based on how well a borrower manages their current and prior debts, documented by a credit report that provides credit scores and the borrower’s current and past information about their credit history. Collateral is based on the type and use of property, occupancy and market value, largely determined by property appraisals. A borrower's ability to repay the loan is based on several factors, including employment, income, current debt, assets and level of equity in the property. We also consider loan-to-property value and debt-to-income ratios, loan amount and lien position in assessing whether to originate a loan. Single family and home equity borrowers are particularly susceptible to downturns in economic trends that negatively affect housing prices and demand and levels of unemployment.
For commercial, multifamily and construction lending, we consider the same factors with regard to the borrower and the guarantors. In addition, we evaluate liquidity, net worth, leverage, other outstanding indebtedness of the borrower, an analysis of cash expected to flow through the borrower (including the outflow to other lenders) and prior experience with the borrower. We use this information to assess financial capacity, profitability and experience. Ultimate repayment of these loans is sensitive to interest rate changes, general economic conditions, liquidity and availability of long-term financing.

Below is a more complete description of the Company's underwriting policies and procedures to be included in the Company's future filings:

Our underwriting standards for single family and home equity loans require evaluating and understanding a borrower’s credit, collateral and ability to repay the loan. Credit is determined based on how well a borrower manages their current and prior debts, documented by a credit report that provides credit scores and the borrower’s current and past information about their credit history. Collateral is based on the type and use of property, occupancy and market value, largely determined by property appraisals. A borrower's ability to repay the loan is based on several factors, including employment, income, current debt, assets and level of equity in the property. We also consider loan-to-property value and debt-to-income ratios, loan amount and lien position in assessing whether to originate a loan. Single family and home equity borrowers are particularly susceptible to downturns in economic trends that negatively affect housing prices and demand and levels of unemployment.
For commercial, multifamily and construction loans, we consider the same factors with regard to the borrower and the guarantors. In addition, we evaluate liquidity, net worth, leverage, other outstanding indebtedness of the borrower, an analysis of cash expected to flow through the borrower (including the outflow to other lenders) and prior experience with the borrower. We use this information to assess financial capacity, profitability and experience. Ultimate repayment of these loans is sensitive to interest rate changes, general economic conditions, liquidity and availability of long-term financing.
Additional considerations for commercial permanent loans secured by real estate:

Our underwriting standards for commercial permanent loans generally require that the loan-to-value ratio for these loans not exceed 75% of appraised value or discounted cash flow value, as appropriate, and that commercial properties attain debt coverage ratios (net operating income divided by annual debt servicing) of 1.25 or better.

Our underwriting standards for multifamily residential permanent loans generally require that the loan-to-value ratio for these loans not exceed 80% of appraised value, cost, or discounted cash flow value, as appropriate, and that multifamily residential properties attain debt coverage ratios of 1.2 or better. However, underwriting standards can be influenced by competition and other factors. We endeavor to maintain the highest practical underwriting standards while balancing the need to remain competitive in our lending practices.

Securities and Exchange Commission

Additional considerations for commercial construction loans secured by real estate:

We originate a variety of real estate construction loans. Underwriting guidelines for these loans vary by loan type but include loan-to-value limits, term limits, loan advance limits and pre-leasing requirements, as applicable.

Our underwriting guidelines for commercial real estate construction loans generally require that the loan-to-value ratio not exceed 75% and stabilized debt coverage ratios of 1.25 or better.

Our underwriting guidelines for multifamily residential construction loans generally require that the loan-to-value ratio not exceed 80% and stabilized debt coverage ratios of 1.2 or better.

Our underwriting guidelines for single family residential construction loans to builders generally require that the loan-to-value ratio not exceed 85%.

As noted above, underwriting standards can be influenced by competition and other factors. However, we endeavor to maintain the highest practical underwriting standards while balancing the need to remain competitive in our lending practices.

The excerpt below is our current disclosure on risk characteristics surrounding our receivables, found in Note 6 Loans and Credit Quality of the Company’s Annual Report on Form 10-K at and for the year ended December 31, 2013:
Credit Quality Indicators

Management regularly reviews loans in the portfolio to assess credit quality indicators and to determine appropriate loan classification and grading in accordance with applicable bank regulations. The Company’s internal AQR grading scale is comprised of 10 grades. Each individual loan is given an internal risk rating scale from 1 through 10. A brief description of these grades is as follows:

•
Pass. We have five pass classification grades which represent a level of credit quality that ranges from no well-defined deficiency or weakness to some noted weakness, however the risk of default on any loan classified as pass is expected to be remote.

•	Watch. A loan graded as watch has a remote risk of default, but is exhibiting deficiency or weakness that requires monitoring by management.

•
Special Mention. A special mention loan does not currently expose us to a sufficient degree of risk to warrant an adverse classification, but does possess a correctable deficiency or potential weakness deserving management’s close attention.

•
Substandard. A substandard loan is inadequately protected by the current secured worth and paying capacity of the borrower or of collateral pledged on the loan, if any. Loans so classified must have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt, such as a high probability of payment default and are characterized by the distinct possibility that the institution will sustain some loss if deficiencies are not corrected.

•
Doubtful. A loan classified as doubtful has all of the weaknesses inherent in those classified substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions and values, highly questionable or

Securities and Exchange Commission

improbable. Doubtful is considered to be a temporary classification until resolution of pending weaknesses enables us to more fully evaluate the potential for loss.

•
Loss. That portion of a loan classified as loss is considered uncollectible and of so little value that its characterization as an asset is not warranted. A loss classification does not mean that an asset has absolutely no recovery or salvage value, but rather it is not reasonable to defer charging off all or that portion of the asset deemed uncollectible even though partial recovery may occur in the future.

Below is a more complete description of the Company's risk characteristics surrounding our receivables to be included in the Company's future filings:

Credit Quality Indicators

Management regularly reviews loans in the portfolio to assess credit quality indicators and to determine appropriate loan classification and grading in accordance with applicable bank regulations. The Company's risk rating methodology assigns risk ratings ranging from 1 to 10, where a higher rating represents higher risk. The Company differentiates its lending portfolios into homogeneous loans and non-homogeneous loans. The 10 risk rating categories can be generally described by the following groupings for non-homogeneous loans:

Pass. We have five pass risk ratings which represent a level of credit quality that ranges from no well-defined deficiency or weakness to some noted weakness, however the risk of default on any loan classified as pass is expected to be remote. The five pass risk ratings are described below:

Minimal Risk. A minimal risk loan, risk rated 1-Exceptional, is to a borrower of the highest quality. The borrower has an unquestioned ability to produce consistent profits and service all obligations and can absorb severe market disturbances with little or no difficulty.

Low Risk. A low risk loan, risk rated 2-Superior, is similar in characteristics to a minimal risk loan. Balance sheet and operations are slightly more prone to fluctuations within the business cycle; however, debt capacity and debt service coverage remains strong. The borrower will have a strong demonstrated ability to produce profits and absorb market disturbances.

Modest Risk. A modest risk loan, risk rated 3-Excellent, is a desirable loan with excellent sources of repayment and no currently identifiable risk associated with collection. The borrower exhibits a very strong capacity to repay the loan in accordance with the repayment agreement. The borrower may be susceptible to economic cycles, but will have cash reserves to weather these cycles.

Average Risk. An average risk loan, risk rated 4-Good, is an attractive loan with sound sources of repayment and no material collection or repayment weakness evident. The borrower has an acceptable capacity to pay in accordance with the agreement. The borrower is susceptible to economic cycles and more efficient competition, but should have modest reserves sufficient to survive all but the most severe downturns or major setbacks.

Acceptable Risk. An acceptable risk loan, risk rated 5-Acceptable, is a loan with lower than average, but still acceptable credit risk. These borrowers may have higher leverage, less certain but viable repayment sources, have limited financial reserves and may possess weaknesses that can be adequately mitigated through collateral, structural or credit enhancement. The borrower is susceptible to economic cycles and is less resilient to negative market forces or financial events. Reserves may be insufficient to survive a modest downturn.

Securities and Exchange Commission

Watch. A watch loan, risk rated 6-Watch, is still pass-rated, but represents the lowest level of acceptable risk due to an emerging risk element or declining performance trend. Watch ratings are expected to be temporary, with issues resolved or manifested to the extent that a higher or lower rating would be appropriate. The borrower should have a plausible plan, with reasonable certainty of success, to correct the problems in a short period of time. Borrowers rated watch are characterized by elements of uncertainty, such as:

•
Borrower may be experiencing declining operating trends, strained cash flows or less-than anticipated performance. Cash flow should still be adequate to cover debt service, and the negative trends should be identified as being of a short-term or temporary nature.

•	The borrower may have experienced a minor, unexpected covenant violation.

•	Companies who may be experiencing tight working capital or have a cash cushion deficiency.

•
A loan may also be a watch if financial information is late, there is a documentation deficiency, the borrower has experienced unexpected management turnover, or if they face industry issues that, when combined with performance factors create uncertainty in their future ability to perform.

•	Delinquent payments, increasing and material overdraft activity, request for bulge and/or out- of-formula advances may be an indicator of inadequate working capital and may suggest a lower rating.

•
Failure of the intended repayment source to materialize as expected, or renewal of a loan (other than cash/marketable security secured or lines of credit) without reduction are possible indicators of a watch or worse risk rating.

Special Mention. A special mention loan, risk rated 7-Special Mention, has potential weaknesses that deserve management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loans or the institutions credit position at some future date. They contain unfavorable characteristics and are generally undesirable. Loans in this category are currently protected but are potentially weak and constitute an undue and unwarranted credit risk, but not to the point of a substandard classification. A special mention loan has potential weaknesses, which if not checked or corrected, weaken the loan or inadequately protect the Company’s position at some future date. Such weaknesses include:

•
Performance is poor or significantly less than expected. There may be a temporary debt-servicing deficiency or inadequate working capital as evidenced by a cash cushion deficiency, but not to the extent that repayment is compromised. Material violation of financial covenants is common.

•	Loans with unresolved material issues that significantly cloud the debt service outlook, even though a debt servicing deficiency does not currently exist.

•
Modest underperformance or deviation from plan for real estate loans where absorption of rental/sales units is necessary to properly service the debt as structured. Depth of support for interest carry provided by owner/guarantors may mitigate and provide for improved rating

•
This rating may be assigned when a loan officer is unable to supervise the credit properly, an inadequate loan agreement, an inability to control collateral, failure to obtain proper documentation, or any other deviation from prudent lending practices.

•
Unlike a substandard credit, there should be a reasonable expectation that these temporary issues will be corrected within the normal course of business, rather than liquidation of assets, and in a reasonable period of time.

Substandard. A substandard loan, risk rated 8-Substandard, is inadequately protected by the current sound worth and paying capacity of the borrower or of the collateral pledged, if any. Loans so classified must have a well-defined weakness or weaknesses that jeopardize the liquidation of the loan. They are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected. Loss potential, while existing in the aggregate amount of substandard loans, does not have to exist in individual loans classified substandard. Loans are classified as substandard when they have unsatisfactory characteristics causing unacceptable levels of risk. A substandard loan normally has one or more well-defined weaknesses that could jeopardize repayment of the loan. The likely need to liquidate assets to correct the problem, rather than repayment from

Securities and Exchange Commission

successful operations is the key distinction between special mention and substandard. The following are examples of well-defined weaknesses:

•
Cash flow deficiencies or trends are of a magnitude to jeopardize current and future payments with no immediate relief. A loss is not presently expected, however the outlook is sufficiently uncertain to preclude ruling out the possibility.

•	The borrower has been unable to adjust to prolonged and unfavorable industry or economic trends.

•
Material underperformance or deviation from plan for real estate loans where absorption of rental/sales units is necessary to properly service the debt and risk is not mitigated by willingness and capacity of owner/guarantor to support interest payments.

•	Management character or honesty has become suspect. This includes instances where the borrower has become uncooperative.

•
Due to unprofitable or unsuccessful business operations, some form of restructuring of the business, including liquidation of assets, has become the primary source of loan repayment. Cash flow has deteriorated, or been diverted, to the point that sale of collateral is now the Company’s primary source of repayment (unless this was the original source of repayment). If the collateral is under the Company’s control and is cash or other liquid, highly marketable securities and properly margined, then a more appropriate rating might be special mention or watch.

•	The borrower is involved in bankruptcy proceedings where collateral liquidation values are expected to fully protect the Company against loss.

•	There is material, uncorrectable faulty documentation or materially suspect financial information.

Doubtful. Loans classified as doubtful, risk rated 9-Doubtful, have all the weaknesses inherent in one classified substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions and values, highly questionable and improbable. The possibility of loss is extremely high, but because of certain important and reasonably specific pending factors, which may work towards strengthening of the loan, classification as a loss (and immediate charge-off) is deferred until more exact status may be determined. Pending factors include proposed merger, acquisition, liquidation procedures, capital injection, and perfection of liens on additional collateral and refinancing plans. In certain circumstances, a doubtful rating will be temporary, while the Company is awaiting an updated collateral valuation. In these cases, once the collateral is valued and appropriate margin applied, the remaining un-collateralized portion will be charged-off. The remaining balance, properly margined, may then be upgraded to substandard, however must remain on non-accrual.

Loss. Loans classified as loss, risk rated 10-Loss, are considered un-collectible and of such little value that the continuance as an active Company asset is not warranted. This rating does not mean that the loan has no recovery or salvage value, but rather that the loan should be charged-off now, even though partial or full recovery may be possible in the future.

Impaired. Loans are classified as impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal and interest when due, in accordance with the terms of the original loan agreement, without unreasonable delay. This generally includes all loans classified as non-accrual and troubled debt restructurings. Impaired loans are risk rated for internal and regulatory rating purposes, but presented separately for clarification.

Homogeneous loans maintain their original risk rating until they are greater than 30 days past due, and risk rating reclassification is based primarily on the past due status of the loan. The risk rating categories can be generally described by the following groupings for commercial and commercial real estate homogeneous loans:

Watch. A homogeneous watch loan, risk rated 6, is 30-59 days past due from the required payment date at month-end.

Securities and Exchange Commission

Special Mention. A homogeneous special mention loan, risk rated 7, is 60-89 days past due from the required payment date at month-end.

Substandard. A homogeneous substandard loan, risk rated 8, is 90-179 days past due from the required payment date at month-end.

Loss. A homogeneous loss loan, risk rated 10, is 180 days and more past due from the required payment date. These loans are generally charged-off in the month in which the 180 day time period elapses.

The risk rating categories can be generally described by the following groupings for residential and home equity and other homogeneous loans:

Watch. A homogeneous retail watch loan, risk rated 6, is 60-89 days past due from the required payment date at month-end.

Substandard. A homogeneous retail substandard loan, risk rated 8, is 90-180 days past due from the required payment date at month-end.

Loss. A homogeneous retail loss loan, risk rated 10, becomes past due 180 cumulative days from the contractual due date. These loans are generally charged-off in the month in which the 180 day period elapses.

Securities and Exchange Commission

ANNEX B

Disclosure to be included in the Parent Company Financial Statements footnote of the Company’s Annual Report on Form 10-K for the period ended December 31, 2014:

Correction of Condensed Statements of Cash Flows:

Subsequent to the issuance of the consolidated financial statements as of and for the year ended December 31, 2013, the Company determined that the $19.6 million Dividend from banking subsidiary classified within cash flows from financing activities in Note 21 - Parent Company Financial Statements - Condensed Statements of Cash Flows for the year ended December 31, 2013 should have been classified as net cash (used in) provided by operating activities for the year ended December 31, 2013.  Accordingly, the Company corrected the error within the Parent Company Condensed Statements of Cash Flows for the year ended December 31, 2013. Parent Company Net cash used in operating activities for the year ended December 31, 2013 originally reported of $20,083 thousand was corrected to $483 thousand. Net cash provided by financing activities for the year ended December 31, 2013 originally reported of $19,818 thousand was corrected to $218 thousand.  The corrections did not affect net cash used in investing activities nor the (decrease) increase in cash and cash equivalents.  The foregoing corrections are not considered material by the Company.